Exhibit 99.1

Date: News Release: Ticker Symbols:	September 3, 2026 26-31 TSXV: MOON; NASDAQ: BMM

 Blue Moon Acquires Strategic Water Rights and Land Package for Springer

TORONTO, Ontario, September 3, 2026 – Blue Moon Metals Inc. (“Blue Moon” or the “Company”) (TSXV: MOON; NASDAQ: BMM) is pleased to announce that it has entered into a definitive agreement to acquire a land package and its associated water rights (the “Property”), located near the Company’s Springer mine in Pershing County, Nevada, USA, from a private third-party vendor (the “Seller”) for consideration of US$3.5 million in cash and US$4.5 million in common shares of Blue Moon (the “Acquisition”).

Christian Kargl-Simard, CEO of Blue Moon states, “This acquisition more than doubles Springer’s existing water rights and ensures that Springer retains its flexibility to grow into the future as a hub-and-spoke processing complex. The land package can also act as a strategic logistics hub, with access to highway I-80 and adjoining the Union Pacific rail line.”

The Property

The Property consists of over 2,100 acres of land in Pershing County, Nevada, bounded by I-80 on one side and the Union Pacific railroad on the other side. The associated water permits hold over 1,500 afa of water rights in the Imlay basin, with total annual permitted consumptive use of over 1,300 afa and a maximum pumping rate of over 4,300 gpm. The Property also has a 60 KVA power line that is located on site.

Access to the Property from Springer is via Tungsten road and highway I-80, totaling approximately 14 miles. Given the proximity of the property, favourable terrain and access to both the highway and rail line, the Property has the ability to be developed into a future logistics hub for Springer.

Transaction Terms

Blue Moon is acquiring the Property free and clear of all material encumbrances for the following consideration:

  US$3.5 million in cash upon signing the definitive agreement, of which US$0.1 million is a non-refundable deposit; and
  the issuance by Blue Moon to the Seller of US$4.5 million common shares of Blue Moon upon closing, based on the 10-day VWAP of the shares prior to issuance.

The Seller shall be responsible for filing the documentation with NDWR for the transfer of the water rights to Blue Moon for use at Springer, the cost of which filing will be paid by Blue Moon.

Key conditions precedent to completion of the Acquisition are TSXV approval and the completion of the water rights transfer to Blue Moon. A purchase and sale agreement has been executed by the parties on September 2, 2026, and completion is expected to happen in early 2027. No finders’ fees are being paid on this Acquisition.

About Blue Moon

Blue Moon is advancing 5 brownfield polymetallic projects, including the Nussir copper-gold-silver project in Norway, the NSG copper-zinc-gold-silver project in Norway, the Blue Moon zinc-gold-silver-copper project in the United States, the Springer tungsten-molybdenum project in the United States and the Apex germanium-gallium-copper project in the United States. All 5 projects are well located with existing local infrastructure including roads, power and historical infrastructure. Zinc, copper and tungsten are currently on the USGS and EU list of metals critical to the global economy and national security and germanium and gallium are also on the USGS list of critical metals. Major shareholders include Teck Resources Limited, funds managed by Oaktree Capital Management, Hartree Partners LP, Wheaton Precious Metals, Altius Minerals Corporation, Baker Steel Resources Trust, LNS and Monial. More information is available on the Company’s website (www.bluemoonmetals.com).

Date: News Release: Ticker Symbols:	September 3, 2026 26-31 TSXV: MOON; NASDAQ: BMM

For further information:

Blue Moon Metals Inc.

Christian Kargl-Simard

CEO and Director

Phone: (416) 230-3440

Email: christian@bluemoonmetals.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information (collectively "forward-looking information") within the meaning of applicable Canadian and United States securities laws. All statements included herein, other than statements of historical fact, may be forward-looking information and such information involves various risks and uncertainties. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions.

Without limiting the generality of the foregoing, this news release contains forward-looking information pertaining to the following: the completion of the Acquisition, the expected benefits and synergies from the Acquisition; and other matters ancillary or incidental to the foregoing.

A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause the Company's current objectives, strategies and intentions to change. These risks and uncertainties include but are not limited to: the inability of Blue Moon to complete and integrate the Acquisition; risks associated with the integration of Springer project operations; risks associated with mining operations in Nevada; regulatory and permitting risks at the state and federal level including with respect to the development of the Claims; and management's ability to anticipate and manage the factors and risks referred to herein. A comprehensive discussion of other risks that impact Blue Moon can also be found in its public reports and filings which are available at www.sedarplus.ca and on the website of the U.S. Securities and Exchange Commission at www.sec.gov.

The forward-looking information is based on certain key expectations and assumptions made by Blue Moon's management, including but not limited to: expectations concerning prevailing commodity prices; the ability to obtain, renew and extend permits as required; estimates of reserves and resources at various sites; and the integration of the Claims and the Springer project operations.

Any forward-looking information contained in this news release represents management's current expectations and is based on information currently available to management and is subject to change after the date of this news release. Accordingly, the Company warns investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding the Company's future results or plans.

The Company cannot guarantee that any forward-looking information will materialize and readers are cautioned not to place undue reliance on this forward-looking information. Except as required by applicable securities laws, the Company is under no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.